Exhibit 99.1

Jupai Reports Second Quarter 2018 Results

SHANGHAI — September 6, 2018 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2018.

SECOND QUARTER AND FIRST HALF 2018 FINANCIAL HIGHLIGHTS

•                     Net revenues in the second quarter of 2018 were RMB443.6 million (US1$67.0 million), a 1.6% increase from the corresponding period in 2017. For the first half of 2018, net revenues were RMB876.8 million (US$132.5 million), an increase of 8.9% from the same period in 2017.

(RMB ‘000, except percentages)	Q2 2017	Q2 2017%	Q2 2018	Q2 2018%	YoY Change %
One-time commissions	230,010	52.7%	282,243	63.6%	22.7%
Recurring management fees	93,906	21.5%	121,696	27.4%	29.6%
Recurring service fees	33,317	7.6%	11,431	2.6%	-65.7%
Other service fees	79,387	18.2%	28,196	6.4%	-64.5%
Total net revenues	436,620	100.0%	443,566	100.0%	1.6%

(RMB ‘000, except percentages)	H1 2017	H1 2017%	H1 2018	H1 2018%	YoY Change %
One-time commissions	464,768	57.7%	558,677	63.7%	20.2%
Recurring management fees	161,524	20.1%	244,604	27.9%	51.4%
Recurring service fees	59,542	7.4%	26,489	3.0%	-55.5%
Other service fees	119,527	14.8%	47,012	5.4%	-60.7%
Total net revenues	805,361	100.0%	876,782	100.0%	8.9%

•                      Income from operations in the second quarter of 2018 was RMB160.3 million (US$24.2 million), a 3.5% decrease from the corresponding period in 2017. For the first half of 2018, income from operations was RMB312.8 million (US$47.3 million), an increase of 7.4% from the same period in 2017.

•                      Net income attributable to ordinary shareholders in the second quarter of 2018 was RMB87.8 million (US$13.3 million), a 21.9% decrease from the corresponding period in 2017. For the first half of 2018, net income attributable to ordinary shareholders was RMB203.7 million (US$30.8 million), an increase of 0.3% from the same period in 2017.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the second quarter of 2018 was RMB115.5 million (US$17.5 million), a 7.9% decrease from the corresponding period in 2017. For the first half of 2018, non-GAAP net income attributable to ordinary shareholders was RMB241.6 million (US$36.5 million), an increase of 6.6% from the same period in 2017.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on June 29, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.6171 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation, amortization of intangible assets resulted from business acquisitions and impairment loss of investment in affiliates.

SECOND QUARTER AND FIRST HALF 2018 OPERATIONAL UPDATES

•                      Total number of active clients3 during the second quarter of 2018 was 3,765.

•                      The aggregate value of wealth management products distributed by the Company during the second quarter of 2018 was RMB9.7 billion (US$1.5 billion), a 21.0% decrease from the corresponding period in 2017. For the first half of 2018, the aggregate value of wealth management products distributed by the Company was RMB20.6 billion (US$3.1 billion), a 22.2% decrease from the corresponding period in 2017.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Six months ended
	June 30, 2017		June 30, 2018		June 30, 2017		June 30, 2018
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	10,278	83%	1,286	13%	21,495	81%	5,219	25%
Private equity products	1,601	13%	7,949	82%	3,934	15%	13,991	68%
Secondary market equity fund products	72	1%	268	3%	92	0%	960	5%
Other products	362	3%	225	2%	990	4%	456	2%
All products	12,313	100%	9,728	100%	26,511	100%	20,626	100%

•                      Jupai’s coverage network as of June 30, 2018 included 76 client centers covering 48 cities, as compared to 76 client centers covering 47 cities as of June 30, 2017.

•                      Total assets under management4 as of June 30, 2018 were RMB56.7 billion (US$8.6 billion), a 4.0% increase from March 31, 2018 and an 18.1% increase from June 30, 2017.

Assets under management — breakdown by product type

	As of
	June 30, 2017		June 30, 2018
Product type	(RMB in millions, except percentages)
Fixed income products	26,573	56%	22,766	40%
Private equity products	18,432	38%	30,792	54%
Secondary market equity fund products	2,483	5%	2,236	4%
Other products	473	1%	860	2%
All products	47,961	100%	56,654	100%

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“Over the past quarter, we have seen stronger headwinds in China’s wealth management industry, as investors become increasingly conservative in the face of the government’s accelerated deleveraging at the macro-economic level and tightened regulations in the financial services sector,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “As a result, the aggregate value of wealth management products distributed by Jupai during the second quarter of 2018 decreased by 21% from the corresponding period in 2017 to RMB9.7 billion. However, Jupai benefited from our enhanced bargaining power with real estate companies which have been facing higher cost of capital due to the recent policy changes. Our average one-time commission rate rose further in the second quarter, reflecting Jupai’s competitive advantage across the entire wealth management industry value chain. For the first half of 2018, Jupai’s net revenues were RMB876.8 million, an 8.9% year-over-year increase, and our income from operations was RMB312.8 million, up 7.4% year over year.”

“Jupai continued to focus on developing high-quality real estate related products during the first half of 2018, resulting in 18.1% year-over-year growth in our total assets under management to RMB56.7 billion as of June 30, 2018. We expect the cumulative increase in our total AUM to create room for increase in our management and performance fees, and thus enhance our bottom line growth going forward.”

“Looking forward, despite the industry-wide challenges we anticipate over the next couple of quarters, we remain confident about the long-term outlook for the wealth and asset management industry in China. In our view, the recent macro-economic policies which encourage deleveraging and strengthen regulatory control over financial services will enable the healthy development of China’s wealth and asset management industry over the long run. We view this period of industry-wide transition as an opportunity to lay a solid foundation for Jupai’s long-term growth through implementing various strategies to further strengthen our team, expand our product offerings, and enhance our risk control systems. We look forward to continuing to fulfill the ever-changing wealth and asset management needs of our clients, as we build Jupai into the leading wealth and asset management brand in China.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Despite a challenging market environment, our ongoing improvements in operating efficiency and cost controls allowed Jupai to maintain our margins in the first half of 2018 at healthy levels. For the first half of 2018, our non-GAAP net margin attributable to Jupai’s ordinary shareholders, which excluded a non-cash impairment loss of RMB18.0 million, was 27.6%, substantially flat compared to 28.1% in the same period last year. Jupai will further enhance our talent management, streamline our costs, and improve our efficiency in order to maximize shareholder value for the long term.”

SECOND QUARTER AND FIRST HALF 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2018 were RMB443.6 million (US$67.0 million), a 1.6% increase from the corresponding period in 2017, primarily due to increases in both one-time commissions and recurring management fees. Net revenues were RMB876.8 million (US$132.5 million) for the first half of 2018, an increase of 8.9% from the same period in 2017.

•                      Net revenues from one-time commissions for the second quarter of 2018 were RMB282.2 million (US$42.7 million), a 22.7% increase from the corresponding period in 2017, primarily as a result of an increase in fee rates. For the first half of 2018, net revenues from one-time commissions were RMB558.7 million (US$84.4 million), an increase of 20.2% from the same period in 2017.

•                      Net revenues from recurring management fees for the second quarter of 2018 were RMB121.7 million (US$18.4 million), a 29.6% increase from the corresponding period in 2017 primarily due to an increase in the value of assets under management. The Company recognized RMB23.3 million (US$3.5 million) and RMB21.8 million carried interest in the second quarter of 2018 and 2017, respectively. For the first half of 2018, net revenues from recurring management fees were RMB244.6 million (US$37.0 million), a 51.4% increase from the same period in 2017. RMB44.0 million (US$6.7 million) and RMB23.5 million carried interest was recognized as part of Jupai’s recurring management fees for the first half of 2018 and the same period in 2017, respectively.

•                      Net revenues from recurring service fees for the second quarter of 2018 were RMB11.4 million (US$1.7 million), a 65.7% decrease from the corresponding period in 2017, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized RMB0.3 million (US$0.1 million) and RMB11.4 million variable performance fees in the second quarter of 2018 and 2017, respectively. For the first half of 2018, net revenues from recurring service fees were RMB26.5 million (US$4.0 million), a 55.5% decrease from the same period in 2017, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized RMB0.3 million (US$0.1 million) and RMB12.8 million variable performance fees for the first half of 2018 and the same period in 2017, respectively.

•                      Net revenues from other service fees for the second quarter of 2018 were RMB28.2 million (US$4.3 million), a 64.5% decrease from the corresponding period in 2017, primarily due to a decrease in sub-advisory fees collected from other companies. For the first half of 2018, net revenues from other service fees were RMB47.0 million (US$7.1 million), a decrease of 60.7% from the same period in 2017.

Starting from January 1, 2018, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), on a modified-retrospective basis. The adoption has no material impact on the Company’s financial positions, results of operations, or cash flows.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2018 were RMB283.3 million (US$42.8 million), an increase of 4.7% from the corresponding period in 2017. For the first half of 2018, operating costs and expenses were RMB564.0 million (US$85.2 million), an increase of 9.7% from the same period in 2017.

•                      Cost of revenues for the second quarter of 2018 was RMB173.9 million (US$26.3 million), a 7.4% increase from the corresponding period in 2017. For the first half of 2018, cost of revenues was RMB304.4 million (US$46.0 million), an increase of 2.6% from the same period in 2017.

•                      Selling expenses for the second quarter of 2018 were RMB71.8 million (US$10.8 million), a 9.8% increase from the corresponding period in 2017, primarily due to the increase in marketing expenses. For the first half of 2018, selling expenses were RMB157.1 million (US$23.7 million), an increase of 25.8% from the same period in 2017.

•                      G&A expenses for the second quarter of 2018 were RMB52.5 million (US$7.9 million), a 16.4% increase from the corresponding period in 2017, mainly due to the increase in both the numbers of managerial and administrative personnel and their average compensation. For the first half of 2018, G&A expenses were RMB117.6 million (US$17.8 million), an increase of 20.3% from the same period in 2017.

•                      Other operating income (government subsidies) received by the Company in the second quarter of 2018 was RMB14.9 million (US$2.3 million), a 670.9% increase from the corresponding period in 2017. For the first half of 2018, other operating income was RMB15.0 million (US$2.3 million), an increase of 181.6% from the same period in 2017. Government subsidies were recorded when received, with their availability and amount dependent upon government administrative policies.

Operating margin for the second quarter of 2018 was 36.1%, compared to 38.0% for the corresponding period in 2017. For the first half of 2018, operating margin was 35.7%, compared to 36.2% for the same period in 2017.

Income tax expenses for the second quarter of 2018 were RMB49.3 million (US$7.4 million), a 10.2% increase from the corresponding period in 2017. For the first half of 2018, income tax expenses were RMB88.4 million (US$13.4 million), an increase of 18.9% from the same period in 2017, primarily due to an increase in taxable income.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the second quarter of 2018 was RMB87.8 million (US$13.3 million), a 21.9% decrease from the corresponding period in 2017. For the first half of 2018, net income attributable to ordinary shareholders was RMB203.7 million (US$30.8 million), an increase of 0.3% from the same period in 2017.

•                      Net margin attributable to ordinary shareholders for the second quarter of 2018 was 19.8%, as compared to 25.8% for the corresponding period in 2017. For the first half of 2018, net margin attributable to ordinary shareholders was 23.2%, compared to 25.2% for the same period in 2017.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the second quarter of 2018 was RMB2.63 (US$0.40) and RMB2.49 (US$0.38), respectively, as compared to RMB3.47 and RMB3.33, respectively, for the corresponding period in 2017. For the first half of 2018, net income attributable to ordinary shareholders per basic and diluted ADS was RMB6.12 (US$0.92) and RMB5.79 (US$0.88), respectively, as compared to RMB6.28 and RMB6.02, respectively, for the same period in 2017.

The industry regulations newly introduced on March 28, 2018 emphasize that asset management businesses conducted through the internet are subject to oversight from financial regulatory authorities. Pursuant to these regulations, Shanghai Runju Financial Information Service Co., Ltd. (“Runju”), a non-controlling investee of Jupai, has formulated a new business plan to adjust its business model. Based on management’s latest evaluation, RMB18.0 million (US$2.7 million) of impairment loss was recorded in income (loss) from equity in affiliates for the second quarter ended June 30, 2018. Future impairment analysis will be performed at each quarter end.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2018 was RMB115.5 million (US$17.5 million), a 7.9% decrease from the corresponding period in 2017. For the first half of 2018, non-GAAP net income attributable to ordinary shareholders was RMB241.6 million (US$36.5 million), a 6.6% increase from the same period in 2017.

•                      Non-GAAP net margin attributable to ordinary shareholders for the second quarter of 2018 was 26.0%, as compared to 28.7% for the corresponding period in 2017. For the first half of 2018, non-GAAP net margin attributable to ordinary shareholders was 27.6%, as compared to 28.1% for the same period in 2017.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the second quarter of 2018 was RMB3.28 (US$0.50), as compared to RMB3.72 for the corresponding period in 2017. For the first half of 2018, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB6.87 (US$1.04), as compared to RMB6.72 for the same period in 2017.

Balance Sheet and Cash Flow

As of June 30, 2018, the Company had RMB1,080.5 million (US$163.3 million) in cash and cash equivalents, compared to RMB1,527.8 million as of December 31, 2017.

Net cash provided by operating activities during the second quarter of 2018 was RMB139.5 million (US$21.1 million). For the first half of 2018, net cash used in operating activities was RMB11.1 million (US$1.7 million).

Net cash provided by investing activities during the second quarter of 2018 was RMB224.5 million (US$33.9 million). For the first half of 2018, net cash used in investing activities was RMB332.5 million (US$50.2 million).

Net cash used in financing activities during the second quarter of 2018 was RMB107.8 million (US$16.3 million). For the first half of 2018, net cash used in financing activities was RMB103.7 million (US$15.7 million).

BUSINESS OUTLOOK

The Company estimates that its net income attributable to ordinary shareholders for the full year of 2018 will be in the range of RMB532.3 million to RMB573.3 million, an increase of 30.0% to 40.0% compared to 2017. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on September 6, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore	+65-6713-5090
Passcode:	5768579

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until September 14, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore	800-616-2305
Passcode:	5768579

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, amortization of intangible assets related to acquisition and impairment loss of investment in affiliates. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation, amortization of intangible assets related to acquisition and impairment loss of investment in affiliates, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, amortization of intangible assets related to acquisition and impairment loss of investment in affiliates in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB)

	As of
	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,527,777,270	1,080,471,168	163,284,697
Short-term investments	23,203,612	23,203,612	3,506,613
Accounts receivable	53,512,590	72,088,811	10,894,320
Other receivables	22,989,264	18,195,632	2,749,790
Amounts due from related parties	268,760,059	484,087,163	73,156,997
Other current assets	12,276,204	15,375,537	2,323,607
Total current assets	1,908,518,999	1,693,421,923	255,916,024
Long-term investments	50,450,000	50,450,000	7,624,186
Investment in affiliates	181,922,556	382,934,110	57,870,382
Amounts due from related parties — non-current	—	4,563,583	689,665
Property and equipment, net	44,957,054	40,415,576	6,107,748
Intangible assets, net	74,350,855	64,764,782	9,787,487
Goodwill	261,621,691	264,919,758	40,035,629
Other non-current assets	32,459,581	38,381,250	5,800,313
Deferred tax assets — non-current	71,807,042	71,807,042	10,851,739
Total Assets	2,626,087,778	2,611,658,024	394,683,173

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	212,718,285	100,195,121	15,141,848
Income tax payable	179,224,777	208,848,057	31,561,871
Other tax payable	57,325,185	59,191,640	8,945,254
Dividend payable	—	18,903,912	2,856,827
Amounts due to related parties-current	27,294,813	25,509,527	3,855,092
Deferred revenue from related parties	171,546,620	160,977,027	24,327,428
Deferred revenue	17,921,745	11,346,039	1,714,654
Other current liabilities	31,941,785	17,028,269	2,573,374
Total current liabilities	697,973,210	601,999,592	90,976,348
Deferred revenue — non-current from related parties	62,917,485	47,801,163	7,223,884
Deferred revenue — non-current	6,611,915	3,553,957	537,087
Deferred tax liabilities— non-current	4,717,167	2,483,860	375,370
Total Liabilities	772,219,777	655,838,572	99,112,689
Equity	1,853,868,001	1,955,819,452	295,570,484
Total Liabilities and Total Shareholders’ Equity	2,626,087,778	2,611,658,024	394,683,173

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data, ADS data and percentages)

	Three months ended
	June 30,	June 30,	June 30,	YoY
	2017	2018	2018	Change %
	RMB	RMB	USD
Revenues
Third party revenues	181,615,717	70,460,817	10,648,292	-61.2%
Related party revenues	256,327,796	374,857,647	56,649,839	46.2%
Total revenues	437,943,513	445,318,464	67,298,131	1.7%
Taxes and surcharges	(1,323,349)	(1,752,939)	(264,910)	32.5%
Net revenues	436,620,164	443,565,525	67,033,221	1.6%

Operating costs and expenses:
Cost of revenues	(161,980,682)	(173,905,280)	(26,281,193)	7.4%
Selling expenses	(65,363,762)	(71,771,603)	(10,846,383)	9.8%
General and administrative expenses	(45,122,521)	(52,533,204)	(7,939,007)	16.4%
Other operating income — government subsidies	1,932,631	14,899,473	2,251,662	670.9%
Total operating cost and expenses	(270,534,334)	(283,310,614)	(42,814,921)	4.7%
Income from operations	166,085,830	160,254,911	24,218,300	-3.5%

Interest income	1,005,019	929,446	140,461	-7.5%
Investment income	2,886,193	633,532	95,742	-78.0%
Other (loss) income	(1,761,304)	278,688	42,116	-115.8%
Total other income	2,129,908	1,841,666	278,319	-13.5%
Income before taxes and income from equity in affiliates	168,215,738	162,096,577	24,496,619	-3.6%
Income tax expense	(44,703,075)	(49,257,419)	(7,443,958)	10.2%
Income (loss) from equity in affiliates	1,829,772	(20,051,928)	(3,030,320)	-1195.9%
Net income	125,342,435	92,787,230	14,022,341	-26.0%
Net income attributable to non-controlling interests	(12,880,046)	(4,945,241)	(747,343)	-61.6%
Net income attributable to ordinary shareholders	112,462,389	87,841,989	13,274,998	-21.9%

Net income per ADS:
Basic	3.47	2.63	0.40	-24.2%
Diluted	3.33	2.49	0.38	-25.2%
Weighted average number of ADSs used in computation:
Basic	32,366,756	33,402,453	33,402,453	3.2%
Diluted	33,754,351	35,233,971	35,233,971	4.4%

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data, ADS data and percentages)

	Six months ended
	June 30,	June 30,	June 30,	YoY
	2017	2018	2018	Change %
	RMB	RMB	USD
Revenues
Third party revenues	283,489,110	130,137,315	19,666,820	-54.1%
Related party revenues	525,169,327	749,594,247	113,281,384	42.7%
Total revenues	808,658,437	879,731,562	132,948,204	8.8%
Taxes and surcharges	(3,297,893)	(2,949,252)	(445,701)	-10.6%
Net revenues	805,360,544	876,782,310	132,502,503	8.9%

Operating costs and expenses:
Cost of revenues	(296,733,214)	(304,362,763)	(45,996,397)	2.6%
Selling expenses	(124,882,852)	(157,125,195)	(23,745,326)	25.8%
General and administrative expenses	(97,744,401)	(117,563,389)	(17,766,603)	20.3%
Other operating income — government subsidies	5,340,843	15,040,473	2,272,970	181.6%
Total operating cost and expenses	(514,019,624)	(564,010,874)	(85,235,356)	9.7%
Income from operations	291,340,920	312,771,436	47,267,147	7.4%

Interest income	8,508,428	2,075,494	313,656	-75.6%
Investment income	4,927,992	1,762,391	266,339	-64.2%
Other (loss) income	(1,738,081)	1,387,560	209,693	-179.8%
Total other income	11,698,339	5,225,445	789,688	-55.3%
Income before taxes and income from equity in affiliates	303,039,259	317,996,881	48,056,835	4.9%
Income tax expense	(74,338,103)	(88,373,667)	(13,355,347)	18.9%
Loss from equity in affiliates	(3,887,071)	(21,238,446)	(3,209,631)	446.4%
Net income	224,814,085	208,384,768	31,491,857	-7.3%
Net income attributable to non-controlling interests	(21,658,803)	(4,665,194)	(705,021)	-78.5%
Net income attributable to ordinary shareholders	203,155,282	203,719,574	30,786,836	0.3%

Net income per ADS:
Basic	6.28	6.12	0.92	-2.5%
Diluted	6.02	5.79	0.88	-3.8%
Weighted average number of ADSs used in computation:
Basic	32,335,540	33,263,317	33,263,317	2.9%
Diluted	33,746,769	35,184,517	35,184,517	4.3%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data and percentages)

	Three months ended
	June 30,	June 30,	June 30,
	2017	2018	2018	Change
	RMB	RMB	USD
Net income	125,342,435	92,787,230	14,022,341	-26.0%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	(10,039,828)	23,720,224	3,584,686	-336.3%
Other comprehensive income	(10,039,828)	23,720,224	3,584,686	-336.3%
Comprehensive income	115,302,607	116,507,454	17,607,027	1.0%
Less: Comprehensive income attributable to non-controlling interests	12,880,046	4,945,241	747,343	-61.6%
Comprehensive income attributable to ordinary shareholders	102,422,561	111,562,213	16,859,684	8.9%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data and percentages)

	Six months ended
	June 30,	June 30,	June 30,
	2017	2018	2018	Change
	RMB	RMB	USD
Net income	224,814,085	208,384,768	31,491,857	-7.3%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	(16,226,292)	2,301,164	347,760	-114.2%
Other comprehensive income	(16,226,292)	2,301,164	347,760	-114.2%
Comprehensive income	208,587,793	210,685,932	31,839,617	1.0%
Less: Comprehensive income attributable to non-controlling interests	21,658,803	4,665,194	705,021	-78.5%
Comprehensive income attributable to ordinary shareholders	186,928,990	206,020,738	31,134,596	10.2%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	June 30,	June 30,
	2017	2018	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	25.8%	19.8%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	28.7%	26.0%

Net income attributable to ordinary shareholders	112,462,389	87,841,989	-21.9%
Adjustment for share-based compensation	9,500,023	6,173,219	-35.0%
Adjustment for amortization of intangible assets related to acquisition	3,530,985	3,503,125	-0.8%
Adjustment for impairment loss of investment in affiliates	—	18,000,000	0.0%
Adjusted net income attributable to ordinary shareholders (non-GAAP)	125,493,397	115,518,333	-7.9%

Net income attributable to ordinary shareholders per ADS, diluted	3.33	2.49	-25.2%
Adjusted net income attributable to ordinary shareholders per ADS, diluted (non-GAAP)	3.72	3.28	-11.8%

Weighted average number of ADSs used in computation:
Diluted	33,754,351	35,233,971	4.4%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Six months ended
	June 30,	June 30,
	2017	2018	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	25.2%	23.2%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	28.1%	27.6%

Net income attributable to ordinary shareholders	203,155,282	203,719,574	0.3%
Adjustment for share-based compensation	16,386,904	13,086,098	-20.1%
Adjustment for amortization of intangible assets related to acquisition	7,126,943	6,835,553	-4.1%
Adjustment for impairment loss of investment in affiliates	—	18,000,000	0.0%
Adjusted net income attributable to ordinary shareholders (non-GAAP)	226,669,129	241,641,225	6.6%

Net income attributable to ordinary shareholders per ADS, diluted	6.02	5.79	-3.8%
Adjusted net income attributable to ordinary shareholders per ADS, diluted (non-GAAP)	6.72	6.87	2.2%

Weighted average number of ADSs used in computation:
Diluted	33,746,769	35,184,517	4.3%